Exhibit 4.2

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

5.375% SERIES E PREFERENCE SHARES

OF

RENAISSANCERE HOLDINGS LTD.

The 5.375% Series E Preference Shares shall have the designation, preferences and rights, and shall be subject to the restrictions, as hereinafter appearing:

Section 1. Designation and Amount. There shall be a series of Preference Shares of the Company which shall be designated as “5.375% Series E Preference Shares,” par value $1.00 per share (hereinafter called “Series E Preference Shares”), and the authorized number of shares constituting such series shall be 12,650,000. Such number of shares may be increased or decreased at any time and from time to time by resolution of the Company’s Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series E Preference Shares to a number less than that of the Series E Preference Shares then outstanding plus the number of shares of Series E Preference Shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

Section 2. Definitions. For purposes of the Series E Preference Shares, the following terms shall have the meanings indicated:

“Additional Amounts” shall have the meaning specified in Section 13(a) hereof.

“Additional Directors” shall have the meaning specified in Section 8(b) hereof.

“BMA” shall mean the Bermuda Monetary Authority or any successor agency or then applicable regulatory authority.

“Board” shall mean the Board of Directors of the Company or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series E Preference Shares.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Hamilton, Bermuda, or New York, New York are not required to be open.

“Call Date” shall mean any date which the Company establishes for the redemption of Series E Preference Shares, which date must be specified in the notice mailed to holders of the Series E Preference Shares pursuant to Section 5(f) hereof.

“Capital Adequacy Regulations” shall mean the solvency margin, capital adequacy regulations or any other regulatory capital rules applicable to the Company from time to time on an individual or group basis pursuant to Bermuda law and/or the laws of any other relevant jurisdiction and which set out the requirements to be satisfied by financial instruments to qualify as solvency margin or additional solvency margin or regulatory capital (or any equivalent terminology employed by the then applicable capital adequacy regulations).

“Capital Disqualification Event” shall mean that the Series E Preference Shares cease to qualify, in whole or in part (including as a result of any transitional or grandfathering provisions), for purposes of determining the Company’s solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof, where subdivided into tiers, as either Tier 1 or Tier 2 capital securities (or their equivalent) under then-applicable Capital Adequacy Regulations imposed upon the Company by the BMA, which includes the Company’s individual or group “Enhanced Capital Requirements” (as defined under the BMA’s capital regulations), except as a result of any applicable limitation on the amount of such capital. For the avoidance of doubt, a Capital Disqualification Event shall not be deemed to have occurred so long as the Series E Preference Shares qualify as either Tier 1 or Tier 2 capital securities (or their equivalent), as described above.

“Capital Redemption Trigger Date” shall mean the date on which the Company has reasonably determined that, as a result of (a) any amendment to, or change in, the laws or regulations of Bermuda that is enacted or becomes effective after the Issue Date; (b) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the Issue Date; or (c) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the Issue Date, a Capital Disqualification Event has occurred.

“Change in Tax Law” shall mean (a) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (b) a change in the official application or interpretation of those laws, regulations or rulings, (c) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party after May 20, 2013, or (d) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case, described in (a)-(d) above occurring after May 20, 2013.

“Common Shares” shall mean the common shares of the Company, par value $1.00 per share.

“Company” shall mean RenaissanceRe Holdings Ltd.

“Dividend Payment Date” shall mean the first day of March, June, September and December in each year, commencing on September 1, 2013; provided, however, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately after such Dividend Payment Date.

“Dividend Periods” shall mean quarterly dividend periods commencing on March 1, June 1, September 1 and December 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Issue Date and end on and include August 31, 2013, and other than the Dividend Period during which any Series E Preference Shares shall be redeemed pursuant to Section 5 hereof, which shall end on, but exclude, the Call Date with respect to the Series E Preference Shares being redeemed).

“Dollars” or “$” shall mean U.S. Dollars.

“DTC” shall have the meaning specified in Section 5(f) hereof.

“Fully Junior Shares” shall mean the Common Shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Series E Preference Shares have preference or priority in both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Issue Date” shall mean the first date on which the Series E Preference Shares are issued and sold.

“Junior Shares” shall mean the Common Shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Series E Preference Shares have preference or priority in either (i) the payment of dividends or (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Parity Shares” shall mean any class or series of shares of the Company now or hereafter issued and outstanding (including the Series C Preference Shares and the Series D Preference Shares) which ranks on a parity with the Series E Preference Shares as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Series E Preference Shares, if the holders of such class or series and the Series E Preference Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of declared and unpaid or, in the case of a cumulative class or series, accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other.

“Person” shall mean any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

“redemption” shall mean a purchase of Series E Preference Shares pursuant to Section 42A of the Companies Act 1981 of Bermuda, and the terms “redeem” and “redeemable” shall be interpreted accordingly.

“Register of Members” shall mean the Register of Members of the Company.

“Relevant Date” shall mean, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it shall mean the first date on which the full amount of such moneys has been so received and is available for payment to holders, and notice to that effect shall have been duly given to the holders of the Series E Preference Shares.

“Relevant Taxing Jurisdiction” shall mean (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which the Company or its dividend disbursing agent are making payments on the Series E Preference Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor corporation is organized or generally subject to taxation on a net income basis or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

“Series C Preference Shares” shall mean the 6.08% Series C Preference Shares of the Company, par value $1.00 per share.

“Series D Preference Shares” shall mean the 6.60% Series D Preference Shares of the Company, par value $1.00 per share.

“Series E Preference Shares” shall have the meaning set forth in Section 1 hereof.

“set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board, the allocation of funds to be so paid on any class or series of the Company’s shares; provided, however, that if any funds for any class or series of Junior Shares or any Parity Shares are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preference Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

“Tax Event” means a Change in Tax Law that, in the Company’s reasonable determination, results in a substantial probability that the Company or any entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets would be required to pay any Additional Amounts with respect to the Series E Preference Shares.

“Transfer Agent” shall mean Computershare Shareowner Services LLC, or such other agent or agents of the Company as may be designated by the Board or its designee as the transfer agent, registrar and dividend disbursing agent for the Series E Preference Shares.

“Voting Preferred Shares” shall have the meaning specified in Section 8(b) hereof.

Section 3. Dividends.

(a) The holders of Series E Preference Shares shall be entitled to receive, only when, as and if declared by the Board out of funds legally available for the payment of dividends, non-cumulative preferential cash dividends in an amount per share equal to 5.375% of the liquidation preference per annum (equivalent to $1.34375 per share). Such dividends shall be payable from the Issue Date quarterly, only when, as and if declared by the Board, in arrears on Dividend Payment Dates, without accumulation of any undeclared dividends, and without interest, commencing on the first Dividend Payment Date after the Issue Date. Each such dividend shall be payable to the holders of record of Series E Preference Shares as they appear in the Register of Members at the close of business on the applicable record date, which shall be one day prior to the applicable Dividend Payment Date as long as all of the Series E Preference Shares are in book-entry form and, if all of the Series E Preference Shares are not in book-entry form, shall be 15 days prior to the applicable Dividend Payment Date. Dividends may be declared by the Board and paid at any time for any interim period, without reference to any regular Dividend Payment Date, to holders of record on such interim date, not less than 15 nor more than 60 days preceding the payment date thereof, as may be fixed by the Board. Dividends on the Series E Preference Shares are non-cumulative. Consequently, if the Board does not authorize and declare a dividend for any Dividend Period, holders of the Series E Preference Shares will not be entitled to receive a dividend for such Dividend Period, and such undeclared dividend will not accumulate and will not be payable. The Company will have no obligation to pay dividends for a Dividend Period after the Dividend Payment Date for such period if the Board has not declared such dividend before the related Dividend Payment Date, whether or not dividends are declared for any subsequent Dividend Period with respect to the Series E Preference Shares.

(b) The holders of Series E Preference Shares shall be entitled to receive, only when, as and if declared by the Board, a non-cumulative dividend for the initial Dividend Period from the Issue Date up to and including August 31, 2013. The amount of dividends payable for the portion of the initial Dividend Period from the Issue Date up to and including May 31, 2013, and for any other period shorter than a full quarterly Dividend Period, on the Series E Preference Shares shall be computed on the basis of a 360-day year of twelve 30-day months. Holders of Series E Preference Shares shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of full non-cumulative dividends (if any), when, as and if declared by the Board, as herein provided, on the Series E Preference Shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preference Shares that may be in arrears.

(c) So long as any Series E Preference Shares are outstanding, no dividends or other distributions, except as described in the immediately following sentence, shall be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless full dividends have been or contemporaneously are declared and paid (or declared and a sum sufficient for the payment thereof set apart for such payment) on the Series E Preference Shares for the latest completed Dividend Period terminating on or prior to the dividend payment date in respect of the dividend or other distribution on such class or series of Parity Shares. When dividends are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon the Series E Preference Shares, and all dividends declared upon any class or series of Parity Shares, shall be declared on a pro rata basis so that the respective amounts of such dividends shall bear the same ratio to each other as the full amount of dividends payable on the outstanding Series E Preference Shares for such Dividend Period and the accrued and unpaid dividends (or the full amount of dividends payable for such Dividend Period in the case of non-cumulative preferred shares) on all such Parity Shares bear to each other. In the case of any Parity Shares having dividend payment dates different from the Dividend Payment Dates pertaining to the Series E Preference Shares, the measurement date for such Parity Shares shall be the Dividend Payment Date falling within the related Dividend Period for the Series E Preference Shares.

(d) So long as any Series E Preference Shares are outstanding, no dividends or other distributions (other than dividends or distributions paid solely in shares of, or options, warrants or rights to subscribe for or purchase shares of, Fully Junior Shares) shall be declared or paid or set apart for payment and no other distribution shall be declared or paid or set apart for payment upon Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan of the Company or any subsidiary of the Company) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Junior Shares) by the Company, directly or indirectly (except by conversion into or exchange for Fully Junior Shares), unless in each case the full dividends on all outstanding Series E Preference Shares and any Parity Shares shall have been or contemporaneously are declared and paid (or declared and set apart for payment) for the latest completed Dividend Period with respect to the Series E Preference Shares and the latest completed dividend period with respect to such Parity Shares.

(e) No dividends on Series E Preference Shares shall be declared by the Board or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart shall be restricted or prohibited by law or regulation.

Section 4. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any dividend payment or distribution of the assets of the Company (whether capital or surplus) shall be made or set apart for payment to the holders of Junior Shares, the holders of the Series E Preference Shares shall be entitled to receive from the Company’s assets legally available for distribution to shareholders $25.00 per Series E Preference Share plus an amount equal to all declared but unpaid dividends thereon to, but excluding, the date fixed for distribution to such holders, without accumulation of any undeclared dividends, and without interest; but such holders shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series E Preference Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any shares of any class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preference Shares and any such Parity Shares ratably in accordance with the respective amounts that would be payable on such Series E Preference Shares and any such Parity Shares if all amounts payable thereon were paid in full.

For the purposes of this Section 4, (i) a consolidation, amalgamation or merger of the Company with one or more corporations or other entities, (ii) a sale, lease or conveyance of all or substantially all of the shares of capital stock or the property or business of the Company or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

(b) Subject to the rights of the holders of shares of any series or class or classes of shares of the Company’s stock ranking on a parity with or prior to the Series E Preference Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Company, after payment shall have been made in full to the holders of the Series E Preference Shares, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, according to their respective numbers of shares, and the holders of the Series E Preference Shares shall not be entitled to share therein.

Section 5. Redemption at the Option of the Company.

(a) Subject to Section 5(d) hereof, the Series E Preference Shares shall not be redeemable by the Company prior to June 1, 2018. On or after June 1, 2018, the Company, at its option, may redeem the Series E Preference Shares, in whole at any time or from time to time in part, for cash at a redemption price of $25.00 per Series E Preference Share, plus any amounts payable pursuant to Section 5(b) hereof.

(b) Upon any redemption of Series E Preference Shares pursuant to this Section 5, the Company shall pay all declared and unpaid dividends, if any, thereon to, but excluding, the Call Date, without accumulation of any undeclared dividends, and without interest, provided that, upon any redemption of Series E Preference Shares pursuant to Section 5(a), the Company shall pay, whether or not declared, an amount equal to the portion of the quarterly dividend attributable to the then-current Dividend Period to, but excluding, the Call Date. If the Call Date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, then each holder of Series E Preference Shares at the close of business on such dividend payment record date shall be entitled to the dividend declared and payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date or the Company’s default in the payment of the dividend due. Except as provided above, the Company shall make no payment or allowance for declared and unpaid dividends, whether or not in arrears, on Series E Preference Shares called for redemption.

(c) Unless full dividends on the Series E Preference Shares and any class or series of Parity Shares shall have been declared and paid (or declared and a sum sufficient for the payment thereof set apart for payment) for the latest completed Dividend Period or the latest completed dividend period with respect to such Parity Shares, the Series E Preference Shares and any Parity Shares may not be redeemed under this Section 5 in part and the Company may not purchase or acquire Series E Preference Shares or any Parity Shares, otherwise than pursuant to a purchase or exchange offer made in writing to all holders of Series E Preference Shares and Parity Shares upon such terms as the Board in its sole discretion after consideration of the respective annual dividend rate and other relative rights and preferences of the respective classes or series, will determine (which determination will be final and conclusive) will result in fair and equitable treatment among the respective classes or series.

(d)(1) At any time prior to June 1, 2018, if the Company shall have submitted to the holders of its Common Shares a proposal for amalgamation or shall have submitted any proposal for any other matter that, as a result of any changes in Bermuda law after May 20, 2013, requires for its validation or effectuation an affirmative vote of the holders of the Series E Preference Shares at the time outstanding, whether voting as a separate series or together with any other series of preference shares as a single class, the Company, at its option, may redeem all of the outstanding Series E Preference Shares for cash at a redemption price of $26.00 per Series E Preference Share, plus any amounts payable pursuant to Section 5(b) hereof.

(2) At any time following the occurrence of a Tax Event, the Company, at its option, may redeem the Series E Preference Shares, in whole at any time or from time to time in part, for cash at a redemption price of $25.00 per Series E Preference Share, plus any amounts payable pursuant to Section 5(b) hereof.

(3) At any time within 90 days following a Capital Redemption Trigger Date, the Company, at its option, may redeem the Series E Preference Shares, in whole or in part, for cash at a redemption price of $25.00 per Series E Preference Share, plus any amounts payable pursuant to Section 5(b) hereof; provided that any such redemption in part may only be made if (x) the Company has reasonably determined that the portion of the Series E Preference Shares to be redeemed is the subject of the Capital Disqualification Event and (y) after giving effect to such redemption, the Company has reasonably determined that a Capital Disqualification Event will not exist with respect to the then-outstanding Series E Preference Shares and such redemption will not result in the suspension or removal of the Series E Preference Shares from listing on the New York Stock Exchange.

(e) Prior to delivering notice of redemption as provided in paragraph (f) below, the Company will file with its records of the corporation a certificate signed by an officer of RenaissanceRe affirming its compliance with the redemption provisions under the Companies Act 1981 relating to the Series E Preference Shares, and stating that the redemption will not render the Company insolvent or cause it to breach any provision of applicable Bermuda law or regulation. The Company shall mail a copy of such certificate with any notice of redemption mailed to holders of record of Series E Preference Shares pursuant to paragraph (f) below.

(f) Notice of the redemption of any Series E Preference Shares under this Section 5 shall be mailed by first-class mail to each holder of record of Series E Preference Shares to be redeemed at the address of each such holder as shown in the Register of Members, not less than 30 nor more than 60 days prior to the Call Date; provided that, if the Series E Preference Shares are held in book-entry form through The Depository Trust Company (“DTC”) the Company may give such notice in any manner permitted by DTC. Neither the failure to mail any notice required by this paragraph (f), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date when the same would be delivered in the ordinary course of transmission, whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (1) the Call Date; (2) the number of Series E Preference Shares to be redeemed and, if fewer than all the Series E Preference Shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places at which certificates for such Series E Preference Shares are to be surrendered. Notice having been mailed as aforesaid, from and after the Call Date (provided the Company has made available, as hereinafter provided, an amount of cash necessary to effect such redemption), (i) the Series E Preference Shares so called for redemption shall no longer be deemed to be outstanding; (ii) all rights of the holders thereof as holders of Series E Preference Shares of the Company shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates if so required and to receive any dividends payable thereon and the right to transfer such Series E Preference Shares prior to the Call Date); and (iii) any officer of the Company shall be entitled, on behalf of such holder and as its attorney-in-fact, to execute and deliver any and all documents as may be necessary to effect such redemption. The Company’s obligation to provide cash in accordance with the preceding sentence shall be deemed fulfilled if, on or before the Call Date, the Company shall deposit with a bank or trust company (which may be an affiliate of the Company) that has an office in the United States, and that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50,000,000, funds necessary for such redemption, in trust, with irrevocable instructions that such cash be applied to the redemption of the Series E Preference Shares so called for redemption. The name and address of such bank or trust company and the deposit or intent to deposit of the redemption funds in such trust account shall also be stated in the notice of redemption. No interest shall accrue for the benefit of the holders of Series E Preference Shares to be redeemed on any cash so set aside by the Company. Subject to applicable escheat laws, any such cash unclaimed at the end of six (6) years from the Call Date shall revert to the general funds of the Company, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Company for the payment of such cash.

As promptly as practicable after the surrender, in accordance with the notice given as aforesaid, of the certificates for any Series E Preference Shares so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and if the notice shall so state), such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed. If fewer than all the outstanding Series E Preference Shares are to be redeemed, shares to be redeemed shall be selected by the Company from outstanding Series E Preference Shares not previously called for redemption pro rata (as nearly as may be practicable) or by lot in a manner determined by the Company in its sole discretion to be equitable. If fewer than all the Series E Preference Shares represented by any certificate are redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.

Section 6. Shares To Be Retired. All Series E Preference Shares which shall have been issued and reacquired in any manner by the Company shall be restored to the status of authorized but unissued shares of the Company, without designation as to class or series.

Section 7. Ranking. Any class or series of shares of the Company shall be deemed to rank:

(a) prior to the Series E Preference Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series E Preference Shares;

(b) on a parity with the Series E Preference Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, if such class or series shall be Parity Shares;

(c) junior to the Series E Preference Shares, as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company, if such class or series shall be Junior Shares; and

(d) junior to the Series E Preference Shares, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company, if such class or series shall be Fully Junior Shares.

Section 8. Voting Rights.

(a) Except as otherwise provided in this Section 8 and as otherwise required by law, holders of the Series E Preference Shares shall have no voting rights.

(b) Whenever, at any time or times, dividends payable on Series E Preference Shares or on Voting Preferred Shares (as defined below) shall be in arrears (whether or not such dividends have been earned or declared), in an amount equivalent to dividends for six (6) full Dividend Periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of Series E Preference Shares, together with the holders of Voting Preferred Shares, voting as a single class regardless of class or series, shall have the right to elect two (2) directors to the Board of the Company (the “Additional Directors”) at any general meeting of shareholders or at a special meeting of the holders of the Series E Preference Shares and Voting Preferred Shares called as hereinafter provided. “Voting Preferred Shares” are Parity Shares of any class or series, whether existing currently or issued subsequently to Issue Date (including, without limitation, the Series C Preference Shares and the Series D Preference Shares), as a single class, in connection with the election of Additional Directors upon the non-payment of dividends for the six (6) full Dividend Periods referred to above. At any time after such voting power shall have been so vested in the holders of Series E Preference Shares and Voting Preferred Shares, the Chief Executive Officer or President of the Company may, and upon the written request of the holders of record of at least 10% of the Series E Preference Shares then outstanding (addressed to the Secretary of the Company at the principal office of the Company) shall, call a special meeting of the holders of the Series E Preference Shares and of the Voting Preferred Shares for the election of the Additional Directors, such call to be made by notice similar to that provided in the Bye-laws of the Company for a special general meeting of the shareholders or as required by law. Such meeting will be held at the earliest practicable date in such place as may be designated pursuant to the Bye-laws (or if there be no designation, at the Company’s principal office in Bermuda). If any such special meeting required to be called as above provided shall not be called by the Company’s Chief Executive Officer or President within

20 days after the Secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Secretary at the Company’s principal office, then the holders of record of at least 10% of the Series E Preference Shares then outstanding may designate in writing one of their number to call such meeting at the Company’s expense, and such meeting may be called by such person so designated upon the notice required for annual general meetings of shareholders and will be held in Bermuda, unless the Company otherwise designates. Any holder of Series E Preference Shares so designated will have access to the Register of Members for the purpose of causing meetings of shareholders to be called pursuant to these provisions. Notwithstanding the foregoing, no such extraordinary meeting will be called during the period within 90 days immediately preceding the date fixed for the next annual general meeting of shareholders. Alternatively, the Additional Directors may be elected by a resolution in writing, which may be in counterparts, signed by all of the holders of the Series E Preference Shares and the Voting Preferred Shares. If at the time the voting power referred to in this Section 8(b) is vested in the holders of the Series E Preference Shares and the Voting Preferred Shares there are not two (2) vacancies on the Board of the Company, the Company will use its best efforts to obtain the appointment or election of the Additional Directors to the Board, including, if necessary, by using its best efforts to increase the number of directors constituting the Board and, if necessary, amend its Bye-laws. At any annual or extraordinary meeting at which the holders of the Series E Preference Shares and the Voting Preferred Shares have the special right, voting separately as a class, to elect Additional Directors as described above, the presence, in person or by proxy, of the holders of fifty (50) percent of the outstanding Series E Preference Shares and Voting Preferred Shares (as a single class) will be required to constitute a quorum for the election of any Additional Director by the holders of the Series E Preference Shares and the Voting Preferred Shares, voting separately as a class. At any such meeting or adjournment thereof, (i) the absence of a quorum of the Series E Preference Shares and the Voting Preferred Shares (as a single class) will not prevent the election of directors other than Additional Directors to be elected, and (ii) the absence of a quorum for the election of such other directors will not prevent the election of Additional Directors to be elected by the Series E Preference Shares and the Voting Preferred Shares, voting separately as a class. The Additional Directors shall hold office (i) until the next annual general meeting of the shareholders of the Company, (ii) until their successors, if any, are elected by the holders of the Series E Preference Shares and the Voting Preferred Shares and qualify, or (iii) until the office of Additional Director terminates as hereinafter provided. Any Additional Director may be removed, with or without cause, by a majority vote at any special meeting of the holders of the Series E Preference Shares and the Voting Preferred Shares, voting as a single class, provided that the notice of any such meeting convened for the purpose of removing an Additional Director shall contain a statement of the intention so to do and be served on such Additional Director not less than 14 days before the meeting and at such meeting such Additional Director shall be entitled to be heard on the motion for such Additional Director’s removal. In the event of any vacancy in the office of Additional Director, a successor shall be elected by the holders of the Series E Preference Shares and the Voting Preferred Shares, voting as a single class, (i) at any general meeting of shareholders, (ii) at a special meeting of the holders of the Series E Preference Shares and the Voting Preferred Shares called in accordance with the procedures described above for the election of Additional Directors, or (iii) by a written resolution as provided above, such successor to hold office until the next annual general meeting of the shareholders of the Company or until the office of Additional Director terminates as hereinafter provided. If an interim vacancy shall occur in the office of Additional Director prior to a general meeting of the shareholders of the Company or a special meeting or written resolution of the holders of the Series E Preference Shares and the Voting Preferred Shares, a successor shall be elected by the Board upon nomination by the then remaining Additional Director or the successor of such remaining Additional Director, to serve until a successor is elected in accordance with the preceding sentence or until the office of Additional Director terminates as hereinafter provided; provided, however, that if no remaining Additional Director or successor of such Additional Director is then in office, Additional Directors shall be elected in accordance with the procedures described in the immediately preceding sentence. Whenever all arrearages in dividends on the Series E Preference Shares and the Voting Preferred Shares then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been declared and paid or declared and set apart for payment, then the rights of holders of the Series E Preference Shares and the Voting Preferred Shares to elect Additional Directors immediately shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six (6) full Dividend Periods), and the terms of office of the Additional Directors so elected by the holders of Series E Preference Shares and the Voting Preferred Shares to the Company’s Board shall forthwith immediately terminate and, if the size of the Board was increased for the purposes of the Additional Directors, the number of directors constituting the Board automatically shall be reduced accordingly.

(c) Except as set forth in Section 12, the rights attached to the Series E Preference Shares may only be varied in accordance with the provisions of Bye-law 52(a) contained in the Company’s Bye-laws. The rights, preferences or voting powers attached to the Series E Preference Shares will not be deemed to be varied by the creation or issue of any shares or any securities convertible into or evidencing the right to purchase shares ranking prior to or equally with the Series E Preference Shares with respect to the payment of dividends or of assets upon liquidation, dissolution or winding up; and provided, further, that no vote of the holders of Series E Preference Shares shall be required if, prior to the time when any of the foregoing actions is to take effect, all outstanding Series E Preference Shares shall have been redeemed.

(d) The holders of the Series E Preference Shares shall not be entitled to vote on any sale of all or substantially all of the assets of the Company.

(e) For purposes of any vote by the holders of the Series E Preference Shares pursuant to the foregoing provisions of this Section 8, each Series E Preference Share shall have one (1) vote per share. Except as otherwise required by applicable law or as set forth in this Section 8, the Series E Preference Shares shall not have any other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any action by the Company.

Section 9. Limitation on Transfer and Ownership. The holders of Series E Preference Shares shall be subject to the provisions of Bye-law 46A, Bye-law 61 and Bye-law 62 contained in the Company’s Bye-laws.

Section 10. Sinking Fund; Preemptive Rights. The Series E Preference Shares shall not be entitled to the benefits of any retirement or sinking fund. No holder of Series E

Preference Shares, solely by reason of such holding, has or will have any preemptive right to subscribe to any additional issue of the Company’s shares of any class or series or to any security convertible into such shares.

Section 11. Conversion. The Series E Preference Shares shall not be convertible into or exchangeable for any other securities of the Company.

Section 12. Substitution or Variation.

(a) In lieu of redemption, at any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series E Preference Shares, vary the terms of the Series E Preference Shares such that they remain securities, or exchange the Series E Preference Shares with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any successor corporation would be required to pay any Additional Amounts with respect to the Series E Preference Shares as a result of a Change in Tax Law, and (ii) in the case of a Capital Disqualification Event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any subsidiary thereof, where subdivided into tiers, qualify as Tier 2 capital securities (or their equivalent) under then-applicable Capital Adequacy Regulations imposed upon the Company by the BMA, which includes the Company’s individual and group “Enhanced Capital Requirements” (as defined under the BMA’s capital regulations). In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders generally than the terms of the Series E Preference Shares prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, any payment of dividend on, the redemption dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series E Preference Shares, reduce the liquidation preference thereof, dividend payable, lower the ranking of the securities, reduce the voting threshold for the issuance of senior shares or change the foregoing list of items that may not be so amended as part of such variation or exchange. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designation), but unpaid with respect to such holder’s securities.

(b) Prior to any variation or exchange, the Company will be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners of the Series E Preference Shares (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such variation or exchange and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such variation or exchange not occurred.

(c) Any variation or exchange of the Series E Preference Shares described above will be made after notice is given to the holders of the Series E Preference Shares not less than 30 nor more than 60 days prior to the date fixed for variation or exchange, as applicable.

Section 13. Payment of Additional Amounts.

(a) The Company will make all payments on the Series E Preference Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company will, subject to certain limitations and exceptions described below, pay to the holders of the Series E Preference Shares such additional amounts (the “Additional Amounts”) as may be necessary so that every net payment made to such holders, after the withholding or deduction, will not be less than the amount provided for in this Certificate of Designation to be then due and payable.

(b) The Company will not be required to pay any Additional Amounts for or on account of:

(1) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder (i) was a resident, citizen, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series E Preference Shares or (ii) presented, where presentation is required, such Series E Preference Shares for payment more than 30 days after the Relevant Date, except to the extent that the holder would have been entitled to such Additional Amounts if it had presented such Series E Preference Shares for payment on any day within that 30-day period;

(2) any estate, inheritance, gift, sale, transfer, personal property or similar tax, fee, duty, assessment or other governmental charge;

(3) any tax, fee, duty, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference of or any dividends on the Series E Preference Shares;

(4) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series E Preference Shares to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, citizenship, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(5) any withholding or deduction required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000 and 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such European Union Directive;

(6) any taxes, duties, assessments or governmental charges required to be withheld or deducted under sections 1471 through 1474 of the U.S. Internal Revenue Code (or any Treasury Regulations or other administrative guidance thereunder); or

(7) any combination of items (1), (2), (3), (4), (5) and (6).

(c) In addition, the Company will not pay Additional Amounts with respect to any payment on any such Series E Preference Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-through entity or a person other than the sole beneficial owner of such Series E Preference Shares if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, settlor, member or beneficial owner would not have been entitled to such Additional Amounts had it been the holder of the Series E Preference Shares.